As filed with the Securities and Exchange Commission on January 24, 2008

Registration No. 333-13900

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6
REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

Of

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

BERMUDA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-04858).

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 14,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15 and 16

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 15 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6 and 8

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 18 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of September 28, 2001, among Asia Satellite Telecommunications Holdings Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 24, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Shares of Common Stock of the Par Value of HK$10 each, of Asia Satellite Telecommunications Holdings Limited.

By:  The Bank of New York,

As Depositary

By: /s/ U. Marianne Erlandsen

             Name:  U. Marianne Erlandsen

             Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Asia Satellite Telecommunications Holdings Limited has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on January 24, 2008.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By: /s/ Peter Jackson

      Name:  Peter Jackson

      Title:    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on January 24, 2008.

/s/ Peter Jackson

Chief Executive Officer and Director

Mr. Peter Jackson

(principal executive officer)

/s/ William Wade

Deputy Chief Executive Officer and Director

Mr. William Wade

/s/ Mi Zeng Xin

Chairman and Non-executive Director

Mr. Mi Zeng Xin

/s/ Ronald J. Herman, Jr.

Deputy Chairman and Non-executive Director

Mr. Ronald J. Herman, Jr.

/s/ John F. Connelly

Non-executive Director

Mr. John F. Connelly

/s/ Mark Chen

Non-executive Director

Mr. Mark Chen

/s/ Nancy Ku

Non-executive Director

Ms. Nancy Ku

/s/ Ding Yu Cheng

Non-executive Director

Mr. Ding Yu Cheng

/s/ Ko Fai Wong

Non-executive Director

Mr. Ko Fai Wong

/s/ Ju Wei Min

Non-executive Director

Mr. Ju Wei Min

/s/ Sue Yeung

Chief Financial Officer

Ms. Sue Yeung

(principal financial and principal accounting officer)

/s/ Professor Edward Chen

Independent Non-executive Director

Professor Edward Chen

/s/ Robert Sze

Independent Non-executive Director

Mr. Robert Sze

/s/ James Watkins

Independent Non-executive Director

Mr. James Watkins

/s/ Donald J. Puglisi

Donald J. Puglisi

Puglisi & Associates

Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.